FIRST FINANCIAL EQUITY CORPORATION

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2021

FIRST FINANCIAL EQUITY CORPORATION
TABLE OF CONTENTS

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SEC FILE NUMBER
8-34082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Financial Equity Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7047 E Greenway Parkway, Suite 350
(No. and Street)

Scottsdale	AZ	85254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Sitzman	480-951-0079	dsitzman@ffec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Semple, Marchal & Cooper, LLP
(Name – if individual, state last, first, and middle name)

3101 N Central Ave, Ste 1600	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

10/20/2003	178
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Andrew Sitzman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____First Financial Equity Corporation_____, as of _____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KRISTI BRADY
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
COMMISSION # 588767
My Comm. Expires August 18, 2024

Signature: _____

Title: _____CFO_____

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3101 NORTH CENTRAL AVENUE | SUITE 1600 | PHOENIX, ARIZONA 85012-2615

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders'
of First Financial Equity Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Financial Equity Corporation (an Arizona S-Corporation), (the "Company") as of December 31, 2021, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of General and Administrative Expenses, the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and the Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2016.

Phoenix, Arizona
February 28, 2022

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

CURRENT ASSETS

Cash	$ 1,044,366
Deposits with clearing organization	250,000
Commissions receivable	1,545,405
Prepaid expenses	68,589
TOTAL CURRENT ASSETS	2,908,360
PROPERTY AND EQUIPMENT, net	408,960
OPERATING LEASE - RIGHT OF USE ASSETS	6,410,828
OTHER ASSETS	123,948
TOTAL ASSETS	$ 9,852,096

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$ 61,478
Accrued salaries, commissions and related expenses	1,974,461
Accrued employee 401(k) liability	71,717
Due to employees	68,506
Other accrued liabilities	48,305
Current portion of note payable	51,474
Current portion of operating lease liabilities	529,207
TOTAL CURRENT LIABILITIES	2,805,148
LONG-TERM ACCRUED LIABILITY	28,042
NOTE PAYABLE, less current portion	239,436
OPERATING LEASE LIABILITIES, less current portion	5,982,843
TOTAL LIABILITIES	9,055,469
COMMITMENTS AND CONTINGENCIES	-

STOCKHOLDERS' EQUITY

Common stock, $.01 par value; 100,000 shares authorized, issued, and outstanding	1,000
Retained earnings	795,627
TOTAL STOCKHOLDERS' EQUITY	796,627
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,852,096

The accompanying notes are an integral part of the financial statements.

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

REVENUES		
Commissions	$	14,786,296
Investment advisory fees		17,892,107
Interest income		52
Other income		1,208,023
	TOTAL REVENUES	33,886,478
OPERATING EXPENSES		
Clearing charges		585,721
Commissions and bonuses		22,091,144
General and administrative		9,593,778
Advertising		122,887
Interest expense		4,557
	TOTAL OPERATING EXPENSES	32,398,087
INCOME FROM OPERATIONS		1,488,391
PAYCHECK PROTECTION PROGRAM (PPP) LOAN FORGIVENESS		2,256,797
NET INCOME	$	3,745,188

The accompanying notes are an integral part of the financial statements.

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2021

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2020	$ 1,000	692,465	$ 693,465
Net income	-	3,745,188	3,745,188
Distributions	-	(3,642,026)	(3,642,026)
Balances, December 31, 2021	$ 1,000	$ 795,627	$ 796,627

The accompanying notes are an integral part of the financial statements.   8

FIRST FINANCIAL EQUITY CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,745,188
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	22,620
PPP loan forgiveness	(2,256,797)
Non-cash portion of operating lease expense	(19,485)
Increase in:	
Commissions receivable	(620,337)
Prepaid expenses	(19,921)
Other assets	(54,541)
Increase (decrease) in:	
Accounts payable	(34,921)
Accrued salaries, commissions and related expenses	503,343
Accrued employee 401(k) liability	(19,837)
Due to employees	(8,987)
Other accrued liabilities	(4,551)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,231,774
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on note payable	(21,933)
Distributions to stockholders	(3,642,026)
NET CASH USED IN FINANCING ACTIVITIES	(3,663,959)
NET DECREASE IN CASH	(2,432,185)
CASH AT BEGINNING OF YEAR	3,476,551
CASH AT END OF YEAR	$ 1,044,366
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 4,557
Property and equipment acquired with note payable	$ 312,843
Right of use assets obtained in exchange for new operating	
lease liabilities	$ 4,745,181

The accompanying notes are an integral part of the financial statements.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2021

NOTE 1 ORGANIZATION

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC" or "Company") engages in the business of conducting security trades for clients and providing investment advisory services. FFEC operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. FFEC processes its trades through one clearing broker-dealer. FFEC has its headquarters office and main Office of Supervisory Jurisdiction ("OSJ") located in Scottsdale, Arizona. Other satellite OSJ offices are located in the following locations: Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Glendale, Arizona; and San Diego, California. Other satellite non-OSJ offices are located in the following locations: Downtown Denver in Denver, Colorado; Long Beach, California; Waco, Texas; Casper, Wyoming; Shawnee Mission, Kansas; Wichita, Kansas; Fargo, North Dakota; Tucson, Arizona and Columbus, Ohio. FFEC was incorporated on May 1, 1985 and began operations on that date. FFEC has adopted a fiscal year end of December 31.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED December 31, 2021

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

At December 31, 2021, commissions receivable represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

Bad Debts

The Company uses the allowance method regarding potentially uncollectible commissions receivable. As of December 31, 2021, the Company determined that no allowance for bad debts would be required. The Company incurred no bad debts during the year.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization, Hilltop Securities. As of December 31, 2021, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Hilltop Securities are believed to be covered to the limit of federal depository insurance. The Company periodically may exceed the $250,000 FDIC limit; however, management does not deem this a significant risk.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 to 7 years for financial statement purposes. The straight-line method of depreciation is used for financial statement purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized. Leasehold improvements are amortized using the straight-line method over the lesser of the terms of the lease or the estimated lives of the improvements.

The Company reviews its property and equipment whenever events indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2021.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Company recognizes assets and liabilities for operating and finance leases with terms of more than 12 months. An arrangement is deemed a finance lease if it effectively represents an installment purchase by the Company subject to the criteria outlined in FASB ASC 842, *Leases*. At December 31, 2021, the Company had no finance leases. The Company assess whether an arrangement qualifies as a lease at inception and only reassess its determination if the terms and conditions of the arrangement are changed. The Company treats lease and nonlease components as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Revenues

The Company accounts for revenue under Financial Accounting Standards Board Accounting Standards Codification 606, *Revenue from Contracts with Customers*. The Company's main sources of revenue are from trading commissions and investment advisory fees.

The Company processes trades on the stock market for its clients and earns a commission at a point in time as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company receives investment advisory fees monthly and quarterly, which are recognized as earned over time on a pro rata basis over the term of the contract as service is provided. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These commissions are earned at a point in time when transactions are generated by brokers.

The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid monthly or quarterly.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising expense of $122,887 during the year ended December 31, 2021.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED December 31, 2021

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently approximately three open years for examination by federal and state taxing authorities: December 31, 2018, December 31, 2019 and December 31, 2020.

Management has determined that there are no uncertain tax positions taken by the Company.

NOTE 3   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2021:

Office equipment	$ 83,363
Furniture and fixtures	332,461
Leasehold improvements	170,047
	585,871
Less accumulated depreciation and amortization	176,911
	$ 408,960

The Company had depreciation and amortization expense of $22,620 for the year ended December 31, 2021.

NOTE 4   NOTE PAYABLE

Note payable consisted of the following at December 31, 2021:

Note payable to a finance company in monthly installments totaling $6,525, including interest at 10.02%, secured by furniture. Final installment is due in August 2026.	$ 290,910
	290,910
Less current portion	(51,474)
	$ 239,436

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED December 31, 2021

NOTE 4   NOTE PAYABLE (Continued)

Future maturities of the note payable as of December 31, 2021 is as follows:

Year Ending December 31,		
2022	$	51,474
2023		56,874
2024		62,840
2025		69,433
2026		50,289
	$	290,910

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $100,000.

As of December 31, 2021, the Company had net capital of $195,130 which was $18,820 in excess of its minimum net capital requirement of $176,310. Aggregate indebtedness at December 31, 2021 was $2,644,641. The ratio of aggregate indebtedness to net capital was 13.55% as of December 31, 2021.

NOTE 6   LEASES

Operating Leases

The Company has non-cancelable operating lease agreements for office space in locations including each of the following: Scottsdale, Arizona; Dallas, Texas; Denver Tech Center in Greenwood Village, in Denver, Colorado; Tucson, Arizona; Long Beach, California; Fargo, North Dakota and Billings, Montana. Currently, the Company has not entered into office space related leases at its branch offices located in Columbus, Ohio; Waco, Texas; and Casper, Wyoming. These offices are leased pursuant to arrangements that do not result in obligations to the Company. The Company also has non-cancelable operating leases for copier machines and other office equipment in several of its offices.

Monthly base rent lease payments range from approximately $1,000 to $50,000 and the leases expire beginning in 2021 and through 2032. The discount rate used to calculate all lease liabilities is based on the Company's estimate of its incremental borrowing rate of 5% with a weighted average remaining lease term of approximately 8.5 years.

FIRST FINANCIAL EQUITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED December 31, 2021

NOTE 6   LEASES (Continued)

Future minimum lease commitments under operating leases and a reconciliation to operating lease liabilities as of December 31, 2021 are as follows:

Year Ending December 31,		
2022	$	845,591
2023		1,093,987
2024		1,103,588
2025		983,681
2026		749,307
Thereafter		3,427,706
Total payments		8,203,860
Less: Present value discount		(1,691,810)
Total		6,512,050
Less current portion		(529,207)
Long-term portion of operating lease	$	5,982,843

The Company had total lease expense of $1,680,469 for the year ended December 31, 2021. Substantially all lease expense is from leases with terms greater than 12 months.

NOTE 7   PAYCHECK PROTECTION PROGRAM (PPP) LOAN

In April 2020, the Company received a loan under the CARES Act Paycheck Protection Program (PPP) totaling $2,256,797. Management applied for forgiveness in August 2020 and received notification of full forgiveness of the loan from the Small Business Administration in June 2021, at which time the Company recognized the loan forgiveness as other income below income from operations.

NOTE 8   COMMITMENTS AND CONTINGENCIES

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2021 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

NOTE 8   COMMITMENTS AND CONTINGENCIES (Continued)

Litigation/Arbitrations Involving Complaints

The Company is subject to certain claims and litigation, including unasserted claims in the normal course of business. The Company and its counsel are of the opinion that, based on information presently available, such legal matters will not have a material adverse effect on the financial position or results of operations of the Company as of December 31, 2021. (See Note 13.)

NOTE 9   RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 10 DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000.

The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2021 of approximately .85% per annum. FINRA requires that the clearing organization hold this cash in a separate account.

NOTE 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

NOTE 11   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2021:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Deposits with clearing organization: The carrying amount reported in the statement of financial condition for the deposit with clearing organization approximates its fair value because of the short maturity of these instruments.

Operating lease right of use assets and liabilities: The carrying amount reported in the statement of financial condition for operating lease right of use assets and liabilities approximate fair value as it is discounted at the Company's estimated incremental borrowing rate.

Note payable: The carrying amount reported in the statement of financial condition for the note payable approximates its fair value based on the current market rate for instruments with similar maturities adjusted for applicable credit risk.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations. Therefore, no reserve for non-performance has been established as of December 31, 2021.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing organization's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE 12   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) savings plan (the "Plan") covering substantially all full-time employees. Employees are permitted to make voluntary contributions to the Plan. In addition, the Company can make contributions to the Plan. These contributions are at the discretion of management, and are subject to certain limitations. For the year ended December 31, 2021 there were no discretionary contributions made by the Company.

NOTE 13   SUBSEQUENT EVENTS

The Company has entered into a planned affiliation with Cetera Financial Group, with the affiliation expected to occur by the end of the second quarter 2022. The Company will remain a separate legal entity, operating under the Cetera Financial Group and utilizing their Broker Dealer license.

The Company had been involved in a dispute with a former employee that dates back to 2020. Management had deemed the possibility of a negative outcome was remote, that they had a strong defensive position, and consequently no settlement loss had been accrued or anticipated in prior years. However, in contemplation of the affiliation discussed above, and in order to remove any contingencies in advance of the pending transaction with Cetera Financial Group, FFEC has entered into a preliminary settlement agreement with the former employee in the amount of $500,000.

SUPPLEMENTAL INFORMATION

FIRST FINANCIAL EQUITY CORPORATION
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For the Year Ended December 31, 2021

Bank charges	$	2,698
Bonding fees		19,306
Business promotion		15,925
Compliance expense		100,213
Continuing education		10,674
Depreciation expense		22,620
Dues and subscriptions		4,728
Employee expense		5,086,056
Information system expense		114,676
Insurance expense		219,019
Lease expense		1,680,469
Legal settlements		61,900
Licenses and regulatory fees		243,745
Meals and entertainment		62,434
Office expense		1,023,961
Outside services		76,214
Postage and delivery service		32,528
Professional fees		468,185
Referral fees		36,492
Repairs and maintenance		98,368
Telephone expense		168,665
Travel		44,902
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$	9,593,778

FIRST FINANCIAL EQUITY CORPORATION
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
For the Year Ended December 31, 2021

NET CAPITAL

Total shareholders' equity	$	796,627
Deductions and/or charges		
Nonallowable assets		
Property and equipment, net		408,960
Prepaid expenses		68,589
Other assets		123,948
		601,497
Net capital before haricuts on securities positions		
(tentative net capital)		195,130
Haircuts on securities		
Security adjustment - long haircut position (rounded)		-
NET CAPITAL	$	195,130
Aggregate indebtedness		
Items included in the Statement of Financial Condition:		
Accounts payable and accrued expenses	$	2,252,509
Notes payable		290,910
Lease liabilities in excess of right to use assets		101,222
TOTAL AGGREGATE INDEBTEDNESS		2,644,641
Computation of basic net capital requirement		
Minimum net capital requirement - (6 2/3% of total aggregate indebtedness)	$	176,310
Minimum net capital requirement of reporting broker-dealer	$	100,000
Net capital requirement (greater of two amounts above)	$	176,310
Net capital in excess of required minimum	$	18,820
Net capital less greater of 10% of total aggregate indebtedness		
or 120% of minimum net capital requirement	$	(69,334)
Ratio: Aggregate indebtedness to net capital		13.55
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED)		
FOCUS REPORT	$	195,130
NET CAPITAL	$	195,130

FIRST FINANCIAL EQUITY CORPORATION
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and
Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the
Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3101 NORTH CENTRAL AVENUE | SUITE 1600 | PHOENIX, ARIZONA 85012-2615

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Financial Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Financial Equity Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that First Financial Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Financial Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Financial Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2022

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM



FIRST FINANCIAL
EQUITY CORPORATION
Wealth Management Company

December 31, 2021

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Broker-Dealer is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Broker Dealer states the following:

Broker-Dealer claimed an exemption under provision 17 C.F. R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Broker-Dealer claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Broker-Dealer met the identified provisions throughout the most recent fiscal year without exceptions.

I Andrew Sitzman, affirm that, to the best of knowledge and belief, this Exemption Report is true and correct.

Andrew Sitzman

Andrew Sitzman, CFO

Dated: 2/28/2022 | 8:01 AM PST